UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 1-K

ANNUAL REPORT

ANNUAL REPORT PURSUANT TO REGULATION A OF THE SECURITIES ACT OF 1933

For the fiscal year ended December 31, 2020

DF Growth REIT, LLC

(Exact name of registrant as specified in its charter)

Commission File Number: 024-10912

Delaware	83-1263155
(State or other jurisdiction of incorporation or organization)	(IRS Employer Identification Number)

750 B Street
Suite 1930
San Diego, CA	92101
(Address of principal executive offices)	(Zip Code)

(858) 430-8528
Registrant’s telephone number, including area code

Class A Investor Shares
(Title of each class of securities issued pursuant to Regulation A)

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Part II

Caution Regarding Forward-Looking Statements

The term “forward-looking statements” means any statements, including financial projections, that relate to events or conditions in the future. Often, forward-looking statements include words like “we anticipate,” “we believe,” “we expect,” “we intend,” “we plan to,” “this might,” or “we will.”

Forward-looking statements are, by their nature, subject to uncertainties and assumptions. The statement “We believe long-term trends favor secondary and tertiary cities” is not like the statement “We believe the sun will rise in the East tomorrow.” It is impossible for us to know exactly what is going to happen in the future, or even to anticipate all the things that could happen. Our business could be subject to many unanticipated events, including all of the things we talk about in the “Risks of Investing” section of our Offering Circular, which may be accessed via the EDGAR website maintained by the Securities and Exchange Commission.

Consequently, the actual result of investing in the Company could (and almost certainly will) differ from those anticipated or implied in any forward-looking statement, and the differences could be both material and adverse. We do not undertake any obligation to revise, or publicly release the results of any revision to, any forward-looking statements, except as required by law.

Given The Risks And Uncertainties, Please Do Not Place Undue Reliance

On Any Forward-Looking Statements.

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Our Company and Business

Overview

The Company was formed to invest in real estate projects, primarily in and around primary and secondary cities or cities that have a large university, with what we believe is a significant profit potential. While our primary focus will be on “value-add” multi-family real estate (we expect to invest at least 80% of the Company’s portfolio in such projects), we might also invest in other real estate projects that we determine have significant profit potential such as other value-add commercial real estate including office or industrial, self-storage, or multi-family or residential opportunistic projects.

The manager of the Company, DF Manager, LLC, a Delaware limited liability company, which we refer to as the “Manager,” is an affiliate of DiversyFund, Inc., a Delaware corporation and a real estate developer, which we refer to as the “Sponsor.” The Sponsor maintains a website, www.DiversyFund.com (the “Site”) where it seeks funding for its real estate projects. At least initially, all of the projects in which the Company invests will be projects of the Sponsor that are listed at the Site. In the future, it is possible that the Company would also invest in real estate projects other than those developed by the Sponsor.

Regulation A Offering

On November 13, 2018, our Offering Circular dated October 3, 2018 (the “Offering Circular”), whereby we are seeking to raise up to $50,000,000 through the sale of Class A Investor Shares under Regulation A (the “Offering”), was “qualified” by the Securities and Exchange Commission. On March 26, 2021, we increased the amount we are seeking to raise up to $75,000,000. The Offering Circular is available through the SEC’s EDGAR site, www.sec.gov/edgar, and may also be obtained by contacting the Company.

As of December 31, 2020, we had raised $32,446,667 from the sale of Class A Investor Shares.

LLC Agreement

The Company is governed by a Limited Liability Company Agreement dated August 1, 2018, which we refer to as the “LLC Agreement.” A copy of the LLC Agreement is attached as Exhibit 1A-2B.

Management

The Company is managed by the Manager. The LLC Agreement generally gives the Manager exclusive control over all aspects of the Company’s business. Other members of the Company, including Investors who purchase Class A Investor Shares in the Offering, generally have no right to participate in the management of the Company. There is only one exception to this rule: the owners of the Class A Investor Shares may, in some situations, remove the Manager for cause.

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Investment Strategy

The Company is seeking to invest in a diversified portfolio of predominantly income-producing real estate assets throughout the United States.

Initially, the Company intends to target multi-family properties in a “value-add” strategy. That means a strategy where the Company would buy an existing multi-family property and undertake renovations with a view toward adding significant value. For example, the Company might renovate individual units, add landscaping, and/or add exercise facilities or other amenities, all with a view toward increasing the net income from (and therefore the value of) the property.

The Company’s overall multi-family value-add strategy is:

●	Identify multi-family apartment communities in quality locations in the Company’s target markets, where the Company believes it can acquire properties for lower than their actual value or where the Company can add significant value through third-party hands-on management and/or appreciation potential;

●	Buy those communities at below-market prices, or at market prices where there is sufficient upside potential to obtain above-market returns over the long term;

●	Make physical alterations and other improvements to those communities, where the Company can achieve significant benefit with minimal capital outlay; and

●	Through third-party management, increase the rents to increase the overall value of the property.

We expect that once the Company has raised $75 million of capital, at least 80% of the Company’s portfolio will be in these value-add multi-family investments.

The Company might also build new multi-family properties where it believes it can expect a significant profit.

The Company might also purchase, build, or invest in other kinds of properties, beyond multi-family properties, so long as such properties are generating positive cash flow or can be made to generate positive cash flow once built and stabilized.

The Company might also invest in residential properties – for example, single-family homes – where the Manager believe the Company can achieve a significant profit.

Geographically, we intend to focus on locations which can attract high-quality tenants, specifically central business districts or suburban markets of primary and secondary metropolitan cities.

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The Multi-Family Market

Historically, the multi-family market has been driven by favorable supply/demand fundamentals including: (i) a limited number of new units coming onto the market; (ii) the demographic often referred to as “echo boomers;” (iii) an increase in the number of immigrants; and (iv) tighter lending guidelines leading to lower rates of home ownership.

However, the onset of the COVID-19 pandemic in March 2020 interrupted many of these positive fundamentals, causing the multi-family housing market to experience more market turbulence than it has in recent years. Many tenants lost their jobs, their income, or some even lost their lives, while others fled to the suburbs seeking more socially-distant housing options. In the face of widespread government shutdowns, new construction of multifamily properties slowed and a survey by the National Multifamily Housing Council in December 2020 showed that more than half (57%) of new construction was delayed due to labor and supply shortages and inability to timely obtain permits. At the same time, the second half of 2020 saw the immigration rate drop nearly 90% from the first half of 2020, contributing to a drop in demand for some multi-family units.

Still, we believe there are significant signs for optimism about the multi-housing market in 2021 and beyond:

●	The U.S. government has made several recent and large interventions to lessen the economic burden of COVID-19. The American Rescue Plan in particular provided some much-needed relief to many multi-family tenants with up to $1,400 in direct cash payments as well as increased support for state and local governments, higher unemployment assistance, and greater financial benefits for families with children. All of these programs should mean more money in the pockets of multi-family tenants and a greater ability to timely pay rent which should make managing multi-family properties much simpler.

●	The United States currently has three vaccines authorized for emergency use to fight the COVID-19 pandemic with others potentially in the research and approval pipeline as well. To date, the U.S. has administered more than 100 million doses of one of these vaccines with all American adults projected to have access to a vaccine by the end of May. Widespread vaccination would not only have a tremendously positive impact on getting things back to pre-COVID “normal,” but it would also have an outsized impact on the tenant population of the multi-family market which has been one of the hardest hit groups by the pandemic.

●	Surveys of both CEOs and consumer sentiment demonstrate greater confidence for an economic revival in 2021. A recent Goldman Sachs report revised its projections upward for U.S. economic growth in 2021 to 8%, up from just 2.3% in 2019. The February 2021 jobs report published by the Bureau of Labor Statistics showed that hiring rose by more than 379,000 jobs in February, with the unemployment rate holding steady at 6.2% (down from nearly 15% during the heigh of the pandemic). All of these signs show the potential for a “v-shaped” economic rebound, meaning more tenants with jobs who can pay their rent on time and more demand for multi-family housing as previously struggling Americans pick themselves back up after the worst of the pandemic.

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●	With the change in the administration, the hostility to any form of immigration is likely to decrease significantly and widespread vaccination should allow increased levels of travel and immigration. New immigrants mean more demand for multi-family housing units and greater financial strength in the multi-family industry.

Although we have no way of knowing if these trends will continue in the future, we believe that the balance of the evidence shows favorable operating conditions for the Company moving forward.

Due Diligence

Our due diligence process is fairly simple and straightforward: When the Company identifies a location or a potential property, it will typically sign a contract and place an escrow deposit to be held with the designated escrow agent. The Company will then conduct extensive due diligence, including physical site inspections, environmental studies, a review of applicable zoning and land use restrictions, title reports, a review of all leases (if any), a review of the revenues and expenses from the property, and a study of the local market and local conditions. Based on its due diligence, the Company would then determine whether to move forward with the property or look for the next opportunity.

Some aspects of our due diligence process may be revised or delayed as a result of COVID-19. For example, with many construction projects being delayed or stalled due to various stay-at-home and shelter-at-home orders, the availability of contractors to perform certain tasks (such as conducting an environmental study) may be reduced or delayed once state and local governments reopen their economies. Additionally, the continued need to comply with social distancing guidelines may reduce or delay our ability to do a full physical inspection of a potential property. However, as access to vaccines continues to spread, we believe these conditions are only temporary and we should hopefully be back to pre-pandemic practices by the end of the year if not sooner.

Evaluating Alternatives

During the initial 12-36 months of owning and managing the property, the Company will analyze market conditions and decide whether the property should be maintained, refinanced, restructured (i.e., condominium conversion), or sold.

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Real Estate Investment Life Cycle

The life cycle of a multi-family and other commercial real estate property varies on an individual property basis, but generally all properties experience periods of development, stabilization, and decline. A major component of successful real estate investing is timing the cycle – in effect, buying low, selling high. The Company will pay close attention to the ongoing market cycles (including any impacts associated with the COVID-19 pandemic) in an effort to maximize returns to investors.

Competitive Landscape

The U.S. real estate market as a whole has historically experienced heavy demand and limited supply, with many developers, investors, and other parties competing for property. This has largely remained true through the onset of the COVID-19 in March 2020, although lower levels of immigration and outsized economic fallout on certain industries with greater numbers of multi-family tenants may have impacted demand to some extent. However, with the economy showing signs of a rebound and the federal government infusing trillions of dollars of assistance to struggling Americans, we believe the demand will rebound to at least pre-pandemic levels and possibly even higher.

At the same time, the pandemic’s toll on certain travel-related industries has started to shift capital away from certain types of properties (e.g. hotels, retail outlets) and towards the multi-family market. This means even greater demands for multi-family housing and more opportunities to invest in promising properties. However, we may be at a disadvantage to some of these competitors who may have greater capital resources than we do, including cash-on-hand. Still, we believe we can differentiate ourselves by targeting smaller to mid-sized properties, a market that typically involves individual and smaller institutional buyers rather than large institutions.

Moreover, with interest rates at or near record lows and with more and more capital entering the multi-family housing market from alternative sources (e.g. private equity funds), there has never been a better time to refinance existing loans and/or make capital improvements to properties. Given our value-added focus to property acquisition and management, we believe the Company is well positioned to take advantage of these conditions to return real value to both our tenants and our investors.

Use of Special Purpose Vehicles

Most or all of the investments made by the Company will be through other entities. For example, if the Company invests in a multi-family property, the property will likely be owned by a different entity, such as a limited partnership or a limited liability company. In some situations, the Company will be the sole owner of the entity, while in other situations the entity will be co-owned with others. In all situations, however, the Company will control the management and operation of the entity.

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Term of the Company

We intend to operate the Company for a period of approximately five years from the Initial Closing Date, with the option of up to two additional one-year extensions at the discretion of the Manager.

To wind down the Company, the Manager will seek to generate liquidity for Investors and realize any gains in the value of our investments by selling or refinancing our properties and returning capital to Investors on an orderly basis. Sales and refinancing will be subject to prevailing market conditions and there is no guarantee that we will be successful in executing any such liquidity transactions on terms favorable to the Company and Investors, or that we will be able to do so within the time frame we have anticipated.

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Management Discussion

Operating Results

The Company began operating on November 1, 2018. As of December 31, 2020, the Company had invested a total of $24,685,516 in equity in 8 projects managed by our Sponsor, and a total of $976,500 in debt in one project managed by our Sponsor, as follows:

Entity	Units	Location	Amount	Type	Type
The Sardinia Group Inc	10	San Diego, CA	112,000.00	Equity	Student Housing
DiversyFund Park Blvd, LLC	60	San Diego, CA	1,925,000.00	Equity	Multi-Family Ground-Up
DF Summerlyn, LLC	200	Killeen, TX	1,455,500.00	Equity	Multi-Family
Blvdw NC LLC	243	Greenville, NC	5,772,856.00	Equity	Multi-Family
Woodside Highland UT LLC	54	Holladay, UT	3,524,248.00	Equity	Multi-Family
4500 South State Street UT LLC	36	Murray, UT	3,554,271.00	Equity	Multi-Family
524 SW St. Lucie, LLC	30	Stuart, FL	3,470,102.00	Equity	Multi-Family
McArthur LG, LLC	121	Fayetteville, NC	4,870,539.00	Equity	Multi-Family
Total Equity Investments			24,684,516.00

Entity	Location	Amount	Type	Interest Rate
DiversyFund Granito, LLC	Los Angeles, CA	976,500.00	Debt	10.25%
Total Debt Investments		976,500.00

Our net loss for the period ending December 31, 2020 (consisting of operating expenses of the Company and “pass-through income or loss” from the projects in which we invested) was $836,502. Assuming the Company raises $75,000,000 of capital in the Offering, this net loss amount, when annualized over the Company’s five-year period, equates to $167,300 per year, which would be a net loss of approximately 0.22% on an annualized basis. The Company distributed an aggregate of $1,026,493 during 2020.

Liquidity and Capital Resources

The Company is seeking to raise up to $75,000,000 of capital in the Offering by selling Class A Investor Shares. As of December 31, 2020, the Company had raised $32,446,667.

The Company does not currently have any unfunded capital commitments. We expect to deploy almost all of the capital we raise in the Offering in making real estate investments. Should we need more capital for any reason, we could either sell more Class A Investor Shares or sell other classes of securities. In selling Class A Investor Shares or other securities, we might be constrained by the securities laws. For example, we are not allowed to sell more than $75,000,000 of securities using Regulation A during any period of 12 months.

Trend Information

Like the roaring 1920s last century, the 2020s promise to completely redefine how we live and interact with the world. However, instead of being defined by its exuberant and free-wheeling popular culture like in the 1920s, the 2020s have demonstrated how quickly we can transform and adapt our culture virtually overnight in order to meet the changing needs of our everyday lives. Thanks to the pandemic, we have all had to change and rethink nearly every aspect of our personal and professional lives, with many of these changes likely to continue even after the pandemic is over.

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All of this occurred against the backdrop of several generation-defining moments, including a global pandemic, a presidential election, civil unrest, and a depressed economy. Several proposed policy changes by the new administration have attempted to address some of these issues, but most are still languishing in various stages of the legislative process and have uncertain futures moving forward. Still, the potential impact of these policies and programs will be significant, and will not only shape the pace and form of the US recovery, but also the global recover as well.

Major economies are emerging from lockdowns with minimal long tern damage, thanks to substantial monetary support from governments across the globe. Direct subsidies to businesses and individuals have helped cover wage gaps for affected workers and stave off corporate bankruptcies in multiple sectors. In particular, the hospitality, tourism, and retail sectors were hit the hardest during the pandemic, with many long-term businesses shuttering indefinitely.

This led many savvy investors to be wary of Wall Street dreams in 2020. The multi-family sector was not immune to these challenges, as many multifamily communities were hit hard by limitations on the collection of rental revenue and eviction bans that were imposed by federal, state, and local governments. As a result, many communities dealt with a range of issues including a loss of rental revenue, declining occupancy and the inability to evict destructive residents. The repercussions of the pandemic will be felt throughout the first two quarters of 2021, as landlords encounter a surge of supply as pandemic restrictions ease.

Still, while the pandemic has unfolded, the multifamily industry has remained remarkably resilient, especially compared to other sectors of real estate. From primary to tertiary markets, the multifamily sector is the most stable and predictable sector of real estate. Investing in the right market with multifamily real estate remains incredibly profitable. With CBRE forecasts predicting a continuation of low interest rates, favorable mortgage rates will provide further incentive for increased investment. Fannie Mae and Freddie Mac should also have sizeable capital availability to support increased buying activity.

Investor demand for multifamily assets during 2020 far exceeded indicators from previous recessions. Asset values remained strong despite operational deficiencies versus pre-covid performance. Still, many investors waited on the sideline as the pandemic set in, waiting for eviction moratoriums to expire, vaccines to be developed and delivered, and a level of normalcy to ensue. With greater clarity on future revenue streams, institutional buys and value-add investors will become the major players in the 2021 investment landscape.

Our portfolio overall weathered 2020 far better than expected, both on a national and regional level. Success with our third party management firms demonstrated the value in having solid management that understands the regional nuances in the multifamily industry. In the fourth quarter of 2020, we added an in-house Asset Manager to oversee operations of all current and future acquisitions with our third party management firms. This Asset Manager brings over 25 years’ experience in the multifamily industry and has led the development of the policies, procedures, and reporting for the Asset Management division.

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When our communities began to experience tenant turnover as a result of delinquent renters, decreases in lease renewals and forced evictions, we backfilled these vacancies and maintained budgeted occupancy. Occupancies portfolio-wide maintained their budgeted guidelines and rents increased 2-3% depending on region. We attribute this to modest upgrade programs and the escalation of rent upon market turnover. We expect that in 2021 we will achieve a 4-6% rental increase as our upgrade programs begin to gain momentum by the second quarter of the year.

At that same time, our on-site management teams looked to community programs to assist those in need. Although all renters did not qualify or refused to partake in the assistance programs, those that did were granted rent relief payable directly to the management. We expect that write offs for 2020 will exceed our proforma projections by 30-40 percent.

With eviction bans lifting, year-end delinquencies were budgeted to be distributed through bad debt over the first quarter 2021. Monthly collection rates varied by region with averages between 75-90 percent. All balances are being forwarded to agencies for further collection actions. However, we are not anticipating that the write offs will be successfully collected as many balances far exceed the means of the renter.

Despite these challenges, we have met all of our debt service obligations at all our communities without the need for a cash call from the REIT or the use of any interest reserves. Moving forward, we believe there are a number of sufficient reasons for optimism within the multi-family market as well. Among them:

●	We expect that widespread projections of economic growth in 2021 will lead to increased multifamily housing demand due to the “unbundling” of multigenerational households, as certain renters move out of temporary housing into more permanent housing as more job opportunities provide more financial flexibility to live independently.

●	Construction loans in the multifamily space have gained popularity during the pandemic and will likely continue to attract more capital in the coming year. CBRE forecasts multifamily investment volume will reach $148 billion in 2021, a one-third increase over the 2020 calendar year. More construction means greater opportunities for investment and greater returns for our investors.

●	According to projections by Moody’s, the multi-family market will continue to be an attractive alternative to other forms of real estate (such as hotels and other types of lodging) that have been impacted worse by pandemic. This means our Company will have greater access to capital at cheap rates, allowing us to continue expanding our investment portfolio on prime terms.

●	The access to cheaper capital will allow us to make the kinds of investments in our properties that make them more attractive to consumers. With so many people working from home, the demand for increased amenities within units and within properties is real, and making these sorts of investments while the cost for doing so is low will allow us to reap the benefits both now and in the future.

Of course, nobody has any idea for what the pandemic will bring next or if there is some other major event that will impact the multi-family housing market lurking in the background. It is possible that new variants of COVID-19 will emerge that will prolong the pandemic and continue to impact our business. Still, given our success in navigating this once-in-a-century event, we believe the Company is well-positioned to continue to take advantage of new opportunities and adapt to different challenges in the future.

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Management

Overview

DiversyFund, Inc., which we refer to as our “Sponsor,” is the sole member and manager of DF Manager, LLC, which we refer to as our “Manager.” Under section 5.2 of the LLC Agreement, the Manager has:

[F]ull and complete authority, power and discretion to manage and control the business, affairs and properties of the Company, to make all decisions regarding those matters, to execute any contracts or other instruments on behalf of the Company, and to perform any and all other acts or activities customary or incidental to the management of the Company’s business.

The Company and the Manager entered into a contract called a “Management Services Agreement” dated August 1, 2018, which we refer to as the “Management Agreement.” The Management Agreement describes at length and in detail many of the duties of the Manager, and also describes the Manager’s compensation. However, the list of the Manager’s duties and authority in the Management Agreement is not exclusive. Under the broad grant of authority in the LLC Agreement, the Manager could have duties and authority not listed in the Management Agreement.

The Management Agreement is included as Exhibit 1A-6B.

Our Key Personnel

Names, Ages, Etc.

Name	Position	Age	Term of Office	Approximate Hours Per Week If Not Full Time
Craig Cecilio	Chief Executive Officer*	47	Indefinite	20 Hours
Alan Lewis	Chief Financial Officer*	44	Indefinite	20 Hours

*	Mr. Cecilio and Mr. Lewis are officers of the Sponsor.

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Business Experience

Craig Cecilio - Mr. Cecilio is the Chief Executive Officer and Co-Founder of the Sponsor, DiversyFund, Inc. Mr. Cecilio has worked in the real estate industry for nearly 20 years. Over the course of his career, Mr. Cecilio has participated in the development of over 1,000 single family residences in California as either a joint venture equity partner, lender, or sponsor. Previously, Mr. Cecilio owned a real estate lending business, Coastal California Funding Group, Inc., which underwrote and financed residential renovations and ground-up construction in California coastal markets such as San Diego, Orange County, Los Angeles and San Francisco, and a loan servicing business.

Additionally, Mr. Cecilio founded a real estate debt fund in 2013, which manages a portfolio of real estate-backed bridge loans used primarily to “pre-fund” many of the Manager’s real estate projects. Since 1997, Mr. Cecilio has financed nearly $500 million of real estate assets, having raised over $100 million in debt or equity for real estate transactions in the last three years, and has developed and managed over $50 million of residential property (renovations and ground-up). Mr. Cecilio is a graduate of the University of Colorado at Boulder.

Alan R. Lewis - Mr. Lewis is the Chief Investment Officer and Co-Founder of the Sponsor, DiversyFund, Inc. Prior to the launch of the Manager, he was the head of the real estate private equity division of a real estate investment and development firm based out of Salt Lake City, Utah, where he oversaw capital raising, deal structuring and development work for multi-family projects and master-planned residential communities. Previously, Mr. Lewis worked for nearly ten years on Wall Street as both an investment banker and a corporate lawyer, most recently working as a Managing Director of the Investment Banking Division of Brill Securities where Mr. Lewis provided financial advisory and capital raising services for high-growth companies along with real estate and oil and gas projects.

Prior to joining Brill Securities in 2010, Mr. Lewis practiced as a corporate attorney at Davis Polk & Wardwell, a Tier 1 ranked Wall Street law firm (Chambers USA). His practice included IPOs, mergers and acquisitions, and commercial real estate, including the acquisition and refinancing of several Fifth Avenue commercial buildings, acquisitions and portfolio restructurings for a $6 billion real estate private equity fund. Over his career, Mr. Lewis has worked on transactions totaling, in aggregate, over $41 billion. Mr. Lewis received a BA from Brigham Young University and a JD from Columbia Law School, where he was a Senior Editor on the Columbia Law Review. Mr. Lewis is admitted to practice law in New York and previously held Series 7, 66 and 79 FINRA licenses.

Ownership of Related Entities

Mr. Cecilio and Mr. Lewis own a majority of DiversyFund, Inc., the Sponsor, which in turn owns 100% of DF Manager, LLC, the Manager.

Family Relationships

There are no family relationships among the Executive Officers and Significant Employees of the Company.

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Legal Proceedings

Within the last five years, no Executive Officer or Significant Employee of the Company, no partnership of which an Executive Officer or Significant Employee was a general partner, and no corporation or other business association of which an Executive Officer or Significant Employee was an executive officer, has been a debtor in bankruptcy or any similar proceedings.

Neither the Company itself, nor the Manager are currently engaged in any material legal proceedings.

Neither the Company itself, the Manager, the Sponsor, or any of their respective employees, officers, directors, managers, or members is, to the knowledge of the Company, currently the subject of any investigation or proceedings by any governmental authorities.

The Sponsor and/or the owners of the Sponsor (including Mr. Lewis and Mr. Cecilio) are currently engaged in the following legal proceedings:

The Executive Officers of the Company, Craig Cecilio and Alan Lewis, are currently defendants in three material lawsuits arising from real estate transactions. The Sponsor is also involved in one of the lawsuits.

In 2015, before the Company or Sponsor were formed, Mr. Cecilio raised capital for a project involving ground-up construction for a luxury single family residence located in La Jolla, California (the “La Jolla Project”). When the project ran into financial difficulty, with the lender threatening to foreclose, Mr. Cecilio and Mr. Lewis both personally guaranteed a loan from a new lender to protect the interests of the original equity investors, although they were not obligated to do so. Although the project was completed, it was financially unsuccessful and unable to repay all the guaranteed debt. The senior lender and the junior lender have both brought separate suits against Mr. Cecilio and Mr. Lewis for the deficient loan balances and default interest and penalties of approximately $1.9 million and $1.5 million, respectively.

Mr. Cecilio and Mr. Lewis have asserted counterclaims against the senior lender. Among other things, they allege that the general contractor hired at the insistence of the senior lender was responsible for the failure of the project by causing significant delays and budget overruns, and that the lender and the contractor should be viewed as joint-venturers. They also counter claimed that the senior lender breached the loan agreement by releasing loan funds directly to pay the general contractor without the Company’s knowledge or consent. Mr. Cecilio and Mr. Lewis also expect to assert counterclaims against the junior lender.

An equity investor in the La Jolla project has filed a lawsuit alleging that the Sponsor, Sponsor affiliates, Mr. Cecilio, and/or Mr. Lewis failed to provide adequate disclosure, were professionally negligent, and breached their fiduciary duty on the La Jolla Project, and three additional investments related to the Sponsor. The investor is claiming damages of an undisclosed amount. We estimate that any alleged damages would be less than $1 million.

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The Sponsor, its affiliates, and Mr. Cecilio and Mr. Lewis are vigorously defending all of these lawsuits and expect them to be settled at amounts of at least 50% less than the claimed amounts and in some cases potentially close to zero. If all of the lawsuits resulted in full judgments against the Company, Mr. Cecilio and Mr. Lewis for the full amounts claimed, however, it could affect the Company adversely in several ways:

●	It would impair the credit of Mr. Cecilio and Mr. Lewis personally, which could indirectly impair the credit of the Company, in the sense that a lender that would otherwise accept the guaranty of Mr. Cecilio and Mr. Lewis for a loan to the Company or an affiliate would no longer be willing to do so or such lender would require less favorable terms on a loan such as a higher interest rate that could adversely affect the overall returns of the Company.

●	The lenders might be less inclined to lend on real estate transactions involving the Company.

●	Depending on the size of the judgment, Mr. Cecilio and/or Mr. Lewis could be forced into bankruptcy.

●	Mr. Cecilio and Mr. Lewis control the Company indirectly. In a worst-case scenario, a large judgment could result in a loss or dilution of their control.

The Sponsor, or its affiliate entities relating to various real estate transactions, is also party to several vendor lawsuits over breach of contract or similar matters where such amounts at dispute are less than $100,000.

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Compensation Of Management

Overview

The people who run the Company make money from the Company in (only) three ways:

●	They receive fees

●	They invest alongside Investors and receive the same distributions as Investors

●	They receive the Promoted Interest

All three forms of compensation are discussed below.

The Company itself does not have any employees or payroll. For example, Mr. Lewis and Mr. Cecilio, the owners of the Sponsor, do not receive any salary, bonuses, or other compensation directly from the Company. Instead, all of his compensation is paid from the fees paid to the Manager and from the Promoted Interest.

Fees

Type of Fee	Description and Amount
Reimbursement

The Company is required to reimburse the Manager for expenses the Manager incurred in connection with the Offering before it was “qualified” by the SEC (after the Offering is qualified, the expenses will borne by the Company itself, directly), including legal, accounting, and marketing costs. However (i) the Manager will not be entitled to any reimbursement until the Company has raised at least $1,000,000 from the sale of Class A Investor Shares; (ii) if the Company raises only $1,000,000 from the sale of Class A Investor Shares, the Manager’s reimbursement will be limited to a maximum of $125,000; (iii) the Manager will not be entitled to full reimbursement until the Company has raised $3,000,000 from the sale of Class A Investor Shares; and (iv) if the Company raises more than $1,000,000 but less than $3,000,000 from the sale of Class A Investor Shares, the reimbursement in excess of $125,000 will be pro rated.

Estimate: The Sponsor’s total expenses for the Offering, before the Offering was qualified, were approximately $30,000.

Asset Management	Under the LLC Agreement, the Manager has the right to charge the Company a monthly asset management fee equal to 0.1667% of the Investors’ aggregate capital accounts as of the last day of each calendar month, or approximately 2% per year. An Investor’s “capital account” will generally be equal to the amount the Investor paid for his, her or its Class A Investor Shares, less any capital that has been returned to the Investor and any losses allocated to the Investor. However, since the inception of the Company, the Manager has waived all asset management fees and expects to continue to do so.

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Developer

Where the Company owns property directly, or is the sole owner of an entity that owns property, the Sponsor will charge the Company a developer fee of between 6% and 8% of the total project costs, including both “hard” costs (e.g., the cost of land, buildings, construction, and renovation) and “soft” costs (e.g., professional fees).

Where property is owned by an entity in which there is another financial partner – a joint venture – the Sponsor might be entitled to a similar developer fee to the extent negotiated with the financial partners in such joint venture, which could be higher than the 6% - 8% fee for direct investment. However, the Company’s cost of the fee will not exceed 6% - 8% of the Company’s share of the total project cost.

Estimate: The amount of the developer fee will depend on the cost of projects and, in the case of joint ventures, the terms our Sponsor negotiates with joint venture partners. For the period ending December 31, 2020, the Company has paid $2,991,636 in developer fees.

Disposition of Property

Where the Company owns property directly, or is the sole owner of an entity that owns property, the Sponsor will receive a disposition fee equal to 1% of the total sale price of each property.

Where property is owned by an entity in which there is another financial partner – a joint venture – the Sponsor might be entitled to a similar disposition fee to the extent negotiated with the financial partners in such joint venture (which could be higher than the 1% disposition fee for direct investment). However, the Company’s share of the fee will not exceed 1% of the Company’s share of the total sale price.

Estimate: The amount of the disposition fee will depend on the selling price of assets by the Company and any joint ventures and, in the case of joint ventures, the terms our Sponsor negotiates with joint venture partners. As of December 31, 2020, the Company has paid $0 in disposition fees.

Page | 16

Financing

Where the Company owns property directly, or is the sole owner of an entity that owns property, the Sponsor will receive a financing fee equal to 1.0% of the amount of each loan placed on a property, whether at the time of acquisition or pursuant to a refinancing. This financing fee will be in addition to any fees paid to third parties, such as mortgage brokers.

Where property is owned by an entity in which there is another financial partner – a joint venture – the Sponsor might be entitled to a similar financing fee to the extent negotiated with the financial partners in such joint venture, which could be higher than the 1% financing fee for direct investment. However, the Company’s cost of the fee will not exceed 1% of the Company’s share of the loan.

Estimate: The amount of the financing fee will depend on the selling price of assets by the Company and any joint ventures and, in the case of joint ventures, the terms our Sponsor negotiates with joint venture partners. For the period ending December 31, 2020, the Company has paid $25,500 in financing fees.

Construction Management

The Sponsor might provide construction and/or construction management services on behalf of the Company. If so, it will provide such services pursuant to one or more written agreements containing terms and conditions that are standard in the construction industry, as determined by the Sponsor based on its experience. The amount of the Sponsor’s compensation, and the manner in which it is calculated, shall also be consistent with industry standards, as determined by the Sponsor. Under the LLC Agreement, the Sponsor is entitled only to compensation that is (i) fair to the Company, and (ii) no greater than would be paid to an unrelated party at arm’s length.

Estimate: The amount of compensation (if any) the Sponsor will receive for construction or construction management services will depend largely on the number of projects for which its services are retained and the size and nature of those services. As of December 31, 2020, the Company has paid $0 in construction management fees.

Other Fees

The Company engages third parties to provide a variety of other services, including insurance and marketing. If the Manager is able to engage third parties at lower-than-market rates, then the Manager is entitled to retain the difference. The Manager will determine the market rates for the services in question – and thus its own compensation – based on its experience in the real estate industry and, if it believes necessary, by reviewing proposals from other providers of such services.

Estimate: The amount of other fees will depend on the nature of the services the Manager provides and how much the Manager charges for such services. As of December 31, 2020, the Company has paid $18,635 in property-level asset manager fees to the Sponsor.

Page | 17

Co-Investment

The Manager (and possibly other affiliates of our Sponsor) might purchase Class A Investor Shares. If so, they will be entitled to the same distributions as other Investors.

Promoted Interest

The Sponsor is entitled to share in certain distributions made by the Company, which we refer to as the “Promoted Interest.” The Promoted Interest is paid in three levels: first, after owners of the Class A Investor Shares have received a 7% preferred return on their investment, the Sponsor is entitled to a catchup return equal to approximately 53.85% of the preferred return paid to owners of the Class A Investor Shares; second, after owners of the Class A Investor Shares have received their preferred return and the Sponsor has received its catchup return, the Sponsor is entitled to 35% of the remaining profits; and third, after the holders of the Class A Investor Shares have received a 12% preferred return on their investment, the Sponsor is entitled to 50% of the remaining profits.

How much money the Sponsor ultimately receives as a Promoted Interest therefore depends on a number of factors, including:

●	How much capital is raised in the Offering;

●	The investment returns the Company is able to achieve;

●	When those returns are achieved (the Company might not achieve the same return every year);

●	When the Company distributes money; and

●	The amount of expenses the Company incurs.

Stages of Development

The stages of the Company’s organization, development, and operation, and the compensation paid by the Company to the Manager and the Sponsor during each stage, are as follows:

Stage	Compensation to Manager		Compensation to Sponsor
Organization	None		None

Acquisition of Property	●	Asset Management Fee	●	Developer Fee
			●	Financing Fee

Operation	●	Asset Management Fee	●	Financing Fee
			●	Returns from Co-Investment
			●	Promoted Interest
			●	Disposition Fee

Liquidation			●	Returns from Co-Investment
			●	Promoted Interest
			●	Disposition Fee

Page | 18

Report to Investors

No less than once per year, the Company will provide the owners of Class A Investor Shares with a detailed statement showing:

●	The fees paid to the Manager and its affiliates; and

●	Any transactions between the Company and the Manager or its affiliates.

In each case, the detailed statement will describe the services performed and the amount of compensation paid.

Clawback

If, upon the liquidation of the Company, the owners of the Class A Investor Shares other than the Manager, the Sponsor, and their affiliates have not received distributions sufficient to return their capital contributions plus a 7% cumulative, non-compounded annual return, the Manager, the Sponsor, and their affiliates will be required to return any distributions they have received from the Company (not fees), over and above their actual contributed capital, in an amount such that the Company can distribute the shortfall to the owners of the Class A Investor Shares, other than the Manager, the Sponsor, and their affiliates.

Method of Accounting

The compensation described in this section was calculated using the accrual method of accounting.

Page | 19

Security Ownership of Management

The limited liability company interests in the Company are denominated by 20,000,000 “Shares,” consisting of 1,000,000 “Common Shares” and 19,000,000 “Investor Shares.” The Manager has the authority to divide the 19,000,000 Investor Shares into one or more “classes,” by adopting one or more authorizing resolutions. The Manager adopted the Authorizing Resolution to create 5,000,000 Class A Investor Shares.

As of December 31, 2020, the limited liability company interests of the Company were owned as follows:

Common Shares

Beneficial Owner	Number of Shares	Percent of Class
DiversyFund, Inc.* 750 B Street Suite 1930 San Diego, CA. 92101	1,000,000	100%

DF Manager, LLC 750 B Street Suite 1930 San Diego, CA. 92101	0	0%

Alan Lewis 750 B Street Suite 1930 San Diego, CA. 92101	0	0%

Craig Cecilio 750 B Street Suite 1930 San Diego, CA. 92101	0	0%

Class A Investor Shares

Beneficial Owner	Number of Shares	Percent of Class
Unrelated Investors	647,181	100%

*	DiversyFund, Inc., the Sponsor, is owned and controlled by Mr. Lewis and Mr. Cecilio.

Page | 20

Certain Relationships And Related Transactions

The Company has entered into a Management Agreement with the Manager, pursuant to which the Manager will provide management and investment management services. Under the Management Agreement, the Company will pay the Manager certain fees as described in “Compensation of Management”. The Manager is an affiliate of our Sponsor, DiversyFund, Inc. Thus, the amount of fees and other terms of the Management Agreement were determined among related parties and not at arm’s-length.

The Sponsor, the Manager, Mr. Cecilio, Mr. Lewis, and parties related to them might also invest in the Company by purchasing Class A Investor Shares, along with other Investors.

Page | 21

Item 7. Financial Statements

DF Growth REIT, LLC

INDEPENDENT AUDITOR’S REPORT

To the Members and Management
of DF Growth REIT, LLC

Opinion

We have audited the accompanying financial statements of DF Growth REIT, LLC (a Delaware corporation), which comprise the balance sheet as of December 31, 2020, and the related statements of operations, stockholders’ equity, and cash flows for the year then ended, and the related notes to the financial statements.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of DF Growth REIT, LLC as of December 31, 2020, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

Basis for Opinion

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Our responsibilities under those standards are further described in the Auditor’s Responsibilities for the Audit of the Financial Statements section of our report. We are required to be independent of DF Growth REIT, LLC and to meet our other ethical responsibilities in accordance with the relevant ethical requirements relating to our audit. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Responsibilities of Management for the Financial Statements

Management is responsible for the preparation and fair presentation of the financial statements in accordance with accounting principles generally accepted in the United States of America, and for the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the financial statements, management is required to evaluate whether there are conditions or events, considered in the aggregate, that raise substantial doubt about DF Growth REIT, LLC’s ability to continue as a going concern within one year after the date that the financial statements are available to be issued.

Auditor’s Responsibilities for the Audit of the Financial Statements

Our objectives are to obtain reasonable assurance about whether the financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor’s report that includes our opinion. Reasonable assurance is a high level of assurance but is not absolute assurance and therefore is not a guarantee that an audit conducted in accordance with generally accepted auditing standards will always detect a material misstatement when it exists. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control. Misstatements, including omissions, are considered material if there is a substantial likelihood that, individually or in the aggregate, they would influence the judgment made by a reasonable user based on the financial statements.

In performing an audit in accordance with generally accepted auditing standards, we:

●	Exercise professional judgment and maintain professional skepticism throughout the audit.

●	Identify and assess the risks of material misstatement of the financial statements, whether due to fraud or error, and design and perform audit procedures responsive to those risks. Such procedures include examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements

●	Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of DF Growth REIT, LLC’s internal control. Accordingly, no such opinion is expressed.

●	Evaluate the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluate the overall presentation of the financial statements.

●	Conclude whether, in our judgment, there are conditions or events, considered in the aggregate, that raise substantial doubt about DF Growth REIT, LLC’s ability to continue as a going concern for a reasonable period of time.

We are required to communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit, significant audit findings, and certain internal control related matters that we identified during the audit.

Haynie & Company

Salt Lake City, UT

April 28, 2021

DF Growth REIT, LLC

Consolidated Balance Sheet

As of December 31, 2020

As of December 31, 2020
ASSETS
Investments in rental real estate properties, net of accumulated depreciation	$46,936,313
Construction in progress	3,452,136
Total real estate equity investments	1,528,856
Real estate debt investments	976,500
Cash and cash equivalents	5,044,804
Related party receivables	28,328
Interest receivable	61,193
Notes and accounts receivable	289,168
Other assets	3,002,429
TOTAL ASSETS	$61,319,727

LIABILITIES AND EQUITY

LIABILITIES
Notes payable, net of unamortized loan fees	$29,563,178
Accounts payable and accrued expenses	242,884
Dividends payable	130,326
Rental security deposits and other liabilities	255,406
Prepaid rents	26,692
Interest payable	199,820
TOTAL LIABILITIES	$30,418,306

EQUITY
Common shares $10.00 par value; 5,000,000 shares authorized; 3,244,667 shares issued and outstanding, net of offering costs as of December 31, 2020	$32,446,667
Subscription receivable	$(229,035)
Accumulated deficit	(2,625,593)
Non-controlling interest	1,309,382
TOTAL EQUITY	$30,901,421

TOTAL LIABILITIES AND EQUITY	$61,319,727

The accompanying notes are an integral part of these financial statements.

DF Growth REIT, LLC

Consolidated Statement of Operations

For the year ended December 31, 2020

REVENUES
Rental property revenues	$1,742,160
Interest income	205,281
Other income	8,668
TOTAL REVENUE	$1,956,109

EXPENSES
Operating expenses
Depreciation	$471,243
Property operating and maintenance	387,345
Real estate taxes	126,238
Interest expense	391,347
General and administrative expenses	543,083
Total Operating Expenses	$1,919,256

Investing expenses
Investing expenses	$282,122
Investment loss	591,233
Total Investing Expenses	$873,355

TOTAL EXPENSES	$2,792,611
NET LOSS	$(836,502)
Loss attributed to non-controlling interest	(6,956)
Loss attributed to common stockholders	(829,546)

The accompanying notes are an integral part of these financial statements.

DF Growth REIT, LLC

Consolidated Statement of Stockholders’ Equity
For the year ended December 31, 2020

	Common Stock		Subscription	Accumulated	Noncontrolling	Total
	Shares	Amount	Receivable	Deficit	Interest	Equity
December 31, 2019	647,181	$6,471,810	$(31,035)	$(903,543)	-	$5,537,232
Proceeds from issuance of common stock	2,597,486	$5,974,857	$(198,000)	-	-	25,776,857
Distributions declared on common stock	-	-	-	$(885,548)	-	(885,548)
Non Controlling Interest due to consolidated of investment	-	-	-	-	$1,309,382	$1,309,382
Net loss	-	-	-	$(829,546)	(6,956)	$(836,502)
Balance as of December 31, 2020	3,244,667	$32,446,667	$(229,035)	$(2,618,637)	$1,302,426	$30,901,421

The accompanying notes are an integral part of these financial statements.

DF Growth REIT, LLC

Consolidated Statement of Cash Flows

For the year ended December 31, 2020

For the Period from January 1, 2020 through December 31, 2020
Cash flows from operating activities:
Net loss	$(836,502)
Adjustments to reconcile net loss to net
Cash used in operating activities
Depreciation	471,243
Unrealized loss on equity investments	64,173
Loss on debt investments	527,060
Amortization on debt issuance costs	15,119
Capitalized interest	(296,015)
Changes in operating assets and liabilities:
Increase in related party receivables	(28,328)
Increase in interest receivable	(54,183)
Increase in notes and accounts receivable	(229,168)
Increase in other assets	(3,002,429)
Increase in accounts payable and accrued expenses	192,563
Increase in dividends payable	71,191
Increase in rental security deposits and other liabilities	254,906
Increase in prepaid rents	26,692
Net cash used in operating activities	(2,823,678)

Cash flows from investing activities:
Investment in real estate properties	(44,405,965)
Investment in equity method investees	(168,000)
Investment in real estate debt investments	(1,960,752)
Repayment of real estate debt investments	1,443,192
Net cash used in investing activities	(45,091,525)

Cash flows from financing activities:
Proceeds from the issuance of common stock	25,776,857
Proceeds from notes payable	26,800,300
Principal payments on notes payable	(134,596)
Payment on loan fees associated with new debt	(579,654)
Payments made to investors for dividends	(885,547)
Net cash provided by financing activities	50,977,359

Net increase in cash and cash equivalents	3,062,157
Cash and cash equivalents, beginning of period	1,982,647
Cash and cash equivalents, end of period	$5,044,804

The accompanying notes are an integral part of these financial statements.

DF Growth REIT, LLC

Consolidated Statement of Cash Flows (Continued)

For the year ended December 31, 2020

Periods Prior to January 1, 2020

NON-CASH INVESTING ACTIVITIES:
Land acquired prior to 2020 recorded due to consolidation of investment	$(3,462,009)
Capitalized interest accrued in accounts payable	199,821

NON-CASH FINANCING ACTIVITIES:
Notes payable assumed prior to 2020 recorded due to consolidation of investment	$3,649,500
Debt issuance cost incurred prior to 2020 recorded due to consolidation of investment	(187,491)

The accompanying notes are an integral part of these financial statements.

DF Growth REIT, LLC.

Notes to the Consolidated Financial Statements
December 31, 2020

Note 1 – Formation and Organization

DF Growth REIT, LLC. (the “Company”) is a Delaware corporation formed on July 16, 2018, that builds wealth by investing in cash-flowing apartment buildings along with single and multi-family properties. Our focus is on long-term capital appreciation from the renovation and repositioning of these multi-family properties. The use of the terms the “Company,” “we,”, “us,” or “our” in this Annual Report refer to DF Growth REIT, LLC., unless the context indicates otherwise. We have elected to be taxed as a REIT under the Internal Revenue Code of 1986, as amended (the “Code”), commencing with our taxable year ended December 31, 2019.

The Company is externally managed by DF Manager, LLC., (“Manager”), which is a subsidiary of the Company’s sponsor, DiversyFund, Inc. (“Sponsor”).

Pursuant to the Form 1-A filed with the SEC with respect to our offering (the “Offering”) of up to $50,000,000 in shares of common stock, the purchase price for all shares was $10.00 per share as of December 31, 2020. The Offering was qualified by the SEC on November 13, 2018, and we commenced operations on November 13, 2018. As of December 31, 2020, we had issued 3,244,667 shares of our common stock for an aggregate purchase price of $32,446,667. The Company has the authority to issue 5,000,000 shares of common stock.

Note 2 – Summary of Significant Accounting Policies Principles of Consolidation Note

The consolidated financial statements include the accounts of DF Growth REIT LLC and the following subsidiaries in which growth REIT has a controlling financial interest.

Subsidiary	Owning Entity	% Ownership	Year Acquired/Organized
Diversyfund Park Blvd., LLC	DF Growth REIT	52.62%	2017
McArthur LG LLC	DF Growth REIT	100%	2020
BLVDW NC LLC	DF Growth REIT	100%	2020
4500 SOUTH STATE STREET UT LLC	DF Growth REIT	100%	2020
WOODSIDE HIGHLAND UT LLC	DF Growth REIT	100%	2020
524 SW ST. LUCIE, LLC	DF Growth REIT	100%	2020

The consolidated financial statements include 100% of each subsidiary’s assets, liabilities, operations and cash flows, with the interests not owned by REIT reflected as “noncontrolling interests in subsidiaries”. All significant inter-company accounts and transactions have been eliminated in consolidation.

Use of Estimates

The preparation of the financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements. Actual events and results could differ from those assumptions and estimates.

Cash and Cash Equivalents

Cash and cash equivalents consist of demand deposits. Cash and cash equivalents are carried at cost which approximates fair value.

Concentration of Credit Risk

At times, our cash may exceed the Federal Deposit Insurance Corporation deposit insurance limit of $250,000 per institution. The Company mitigates credit risk by placing cash with major financial institutions. To date, the Company has not experienced any losses on cash.

Geographic concentration

As of December 31, 2020, the Company’s investments in real estate operate in California, Texas, North Carolina, Florida, and Utah. Future operations could be affected by changes in economic or other conditions in those geographical areas or the demand for such housing.

Variable Interest Entities and Voting Interest Entities

A variable interest entity (“VIE”) is an entity that lacks one or more of the characteristics of a voting interest entity. A VIE is defined as an entity in which equity investors do not have the characteristics of a controlling financial interest or do not have sufficient equity at risk for the entity to finance its activities without additional subordinated financial support from other parties. The determination of whether an entity is a VIE includes consideration of various factors. These factors include review of the formation and design of the entity, its organizational structure including decision-making ability and relevant financial agreements, and analysis of the forecasted cash flows of the entity. We make an initial determination upon acquisition of a VIE, and reassess the initial evaluation of an entity as a VIE upon the occurrence of certain events.

A VIE must be consolidated only by its primary beneficiary, which is defined as the party who, along with its affiliates and agents has both the: (i) power to direct the activities that most significantly impact the VIE’s performance; and (ii) obligation to absorb the losses of the VIE or the right to receive the benefits from the VIE, which could be significant to the VIE. We determine whether we are the primary beneficiary of a VIE by considering various factors, including, but not limited to: which activities most significantly impact the VIE’s economic performance and which party controls such activities; the amount and characteristics of its investment; the obligation or likelihood for us or other interests to provide financial support; consideration of the VIE’s purpose and design, including the risks the VIE was designed to create and pass through to its variable interest holders and the similarity with and significance to the business activities of our interest and the other interests. We reassess our determination of whether we are the primary beneficiary of a VIE each reporting period. Significant judgments related to these determinations include estimates about the future performance of investments held by VIEs and general market conditions. The maximum risk of loss related to our investments is limited to our recorded investment in such entities, if any.

A voting interest entity (“VOE”) is an entity in which equity investors have the characteristics of a controlling financial interest and has sufficient equity at risk to finance its activities. A controlling financial interest exists if limited partners with equity at risk are able to exercise substantive kick-out rights or are able to exercise substantive participation rights. Under the VOE model, generally, only a single limited partner that is able to exercise substantial kick-out rights will consolidate the entity.

As of December 31, 2020, the Company held investments in two entities, which were evaluated under the VIE model and were not consolidated because the Company was not determined to be the primary beneficiary. These investments are carried on the equity method because of the Company’s significant influence.

As of December 31, 2020, the Company held investments in six entities, which were evaluated under the VOE model and are consolidated because the Company is able to exercise substantial kick-out rights and substantive participation rights.

Income Taxes

The Company operates and is taxed as a REIT for federal income tax purposes for the year ended December 31, 2020. To qualify as a REIT, the Company must meet certain organizational and operational requirements, including a requirement to distribute at least 90% of its taxable income to its stockholders. As a REIT, the Company generally is not subject to federal corporate income tax on that portion of its taxable income that is currently distributed to stockholders. The Company may be subject to certain state and local taxes on its income and property, and federal income and excise taxes on its undistributed income. No material provisions have been made for federal income taxes in the accompanying financial statements, and no gross deferred tax assets or liabilities have been recorded as of December 31, 2020. As of December 31, 2020, $1,026,493, in distributions have been declared to stockholders, which were classified for tax purposes as non-taxable return of capital.

All tax periods since inception remain open to examination by the major taxing authorities in all jurisdictions where we are subject to taxation.

Revenue Recognition

Rental income is recognized as rentals become due. Rental payments received in advance are deferred until earned. All leases between the Company and tenants of the property are operating leases and are one year or less.

For certain properties, in addition to contractual base rent, the tenants pay their share of utilities to the Company. The income and expenses associated with these properties are generally recorded on a gross basis when the Company is the primary obligor. For the year ended December 31, 2020, the Company did not record any reimbursements of expenses.

Tenant fees, such as application fees, administrative fees, late fees, and other revenues from tenants are recorded when amounts become due.

Purchase Accounting for Acquisitions of Real Estate

Effective November 13, 2018, (Inception) the Company adopted the provisions of Accounting Standard Update 2017-01, which provides that if substantially all the fair value of the gross assets is concentrated in any individual asset, the acquisition is treated as an asset acquisition as opposed to a business combination. Under an asset acquisition, costs directly related to the acquisition are capitalized as part of the purchase consideration. The fair value of the purchase consideration is then allocated based on the relative fair value of the assets. The estimates of the fair value of the purchase consideration and the fair value of the assets acquired is consistent with the techniques used in a business combination.

Accounting for Long-Lived Assets and Impairment of Real Estate Owned

The Company reviews its real estate portfolio on a quarterly basis to ascertain if there are any indicators of impairment to the value of any of its real estate assets, including deferred costs and intangibles, to determine if there is any need for an impairment charge. In reviewing the portfolio, the Company examines one or more of the following: the type of asset, the current financial statements or other available financial information of the asset, and the economic situation in the area in which the asset is located. For each real estate asset owned for which indicators of impairment exist, management performs a recoverability test by comparing the sum of the estimated undiscounted future cash flows attributable to the asset to its carrying amount. If the aggregate undiscounted cash flows are less than the asset’s carrying amount, an impairment loss is recorded to the extent that the estimated fair value is less than the asset’s carrying amount. The estimated fair value is determined using a discounted cash flow model of the expected future cash flows through the useful life of the property. The analysis includes an estimate of the future cash flows that are expected to result from the real estate investment’s use and eventual disposition. These cash flows consider factors such as expected future operating income, trends and prospects, the effects of leasing demand, competition and other factors.

Allowance for Doubtful Accounts

The Company maintains an allowance for doubtful accounts for estimated losses resulting from the inability of a tenant to make required rent payments. At December 31, 2020, there was zero balance in the allowance for doubtful accounts. The Company records bad debt expense as a reduction of rental income and/or tenant reimbursements.

Advertising costs

The Company’s policy is to expense advertising costs when incurred. There were no such costs incurred for the year ending December 31, 2020.

Deferred Financing Costs

Mortgage costs are capitalized and amortized using the straight-line method which management does not believe is materially different than the effective interest rate method, over the terms of the respective debt obligations. At December 31, 2020, deferred financing costs amounted to $752,026, net of accumulated amortization. Amortization of such costs is included in interest expense and approximated $15,120 in 2020. The Company presents unamortized deferred financing costs as a direct deduction from the carrying amount of the related debt liability.

Fair Value

Fair value is the exchange price that would be received for an asset or paid to transfer a liability (exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. There are three levels of inputs that may be used to measure fair values:

Level 1 — Quoted prices (unadjusted) for identical assets or liabilities in active markets that the entity has the ability to access as of the measurement date.

Level 2 — Significant other observable inputs other than Level 1 prices such as quoted prices for similar assets or liabilities; quoted prices in markets that are not active; or other inputs that are observable or can be corroborated by observable market data.

Level 3 — Significant unobservable inputs that reflect a company’s own assumptions about the assumptions that market participants would use in pricing an asset or liability.

Fair Value Option

ASC 825 “Fair Value Option for Financial Assets and Financial Liabilities” (“ASC 825”) provides a fair value option election that allows companies to irrevocably elect fair value as the initial and subsequent measurement attribute for certain financial assets and liabilities. ASC 825 permits the fair value option election on an instrument by instrument basis at initial recognition. We have decided not to make this election.

Note 3 – Investments in Real Estate

The following table presents the Company’s acquisitions of real estate during the period from January 1, 2020 through December 31, 2020:

Description of Property	Date acquired	Ownership Percentage	Contract Purchase Price	Terms of Payment	Real Estate Acquisition Costs
McArthur Landing	June 3, 2020	100.00%	$9,675,000	Cash	$596,913
Fayetteville, NC
Boulevard West	July 27, 2020	100.00%	$12,815,000	Cash	$1,033,427
Greenville, NC
Woodside at Holladay	September 2, 2020	100.00%	$8,500,000	Cash	$610,137
Holladay, UT
Cottonwood Creek	October 19, 2020	100.00%	$5,240,000	Cash	$481,799
Murray, UT
The France	December 17, 2020	100.00%	$4,250,000	Cash	$505,281
Stuart, FL
Totals for 2020			$40,480,000		$3,227,557

The following table details the allocation of the purchase price for the Company’s acquisitions of real estate during the period from November 13, 2018 (inception) through December 31, 2020:

Description of Property	Land	Building	Total
Park Blvd.	$3,700,000	$-	$3,700,000
San Diego, CA
McArthur Landing	$-	$10,271,913	$10,271,913
Fayetteville, NC
Boulevard West	$-	$13,848,427	$13,848,427
Greenvile, NC
Woodside at Holladay	$-	$9,110,137	$9,110,137
Holladay, UT
Cottonwood Creek	$-	$5,721,798	$5,721,798
Murray, UT
The France	$-	$4,755,281	$4,755,281
Stuart, FL
Totals for 2020 before depreciation	$3,700,000	$43,707,556	$47,407,556

Minimum Future Rents

The rental properties owned at December 31, 2020, are principally leased under 12-month operating leases with certain tenant renewal rights. The Company expects to receive rental income of $4,907,748 from these leases in 2021.

Note 4 – Commercial Real Estate Debt Investments

As of December 31, 2020, our debt related investment was not considered impaired, and no impairment charges were recorded in the financial statements. We believe the fair value of the debt investment reasonably approximates to the carrying value of the debt investment as of December 31, 2020. The Company had invested in one debt related investment as of December 31, 2020. DiversyFund Granito, LLC is a 12-month term note maturing on 9/27/2021 with a 10.25% annual interest rate. The following table describes our debt related investment activity for the year ended December 31, 2020:

Investment in Debt:	Amount
Balance at beginning of period	$986,000
Principal and interest repayments	(1,443,192)
Loss on the Monterey loan	(527,060)
Investment and interest	1,960,752
Balance as of December 31, 2020	$976,500

The following tables present the Company’s investments in debt securities, as of December 31, 2020.

Asset Type	Number	Original Principal Amount or Cost	Carrying Value	Average Investment Return	Allocation by Investment Type
Residential Property	1	$976,500	$976,500	10.25%	100.00%
Balance as of December 31, 2020	1	$976,500	$976,500	10.25%	100.00%

The following table present certain information about the Company’s investments in debt securities, as of December 31, 2020, by contractual maturity grouping:

Asset Type	Number	Amounts Maturing After One Year Through Five Years
Residential Property	1	$976,500
Balance as of December 31, 2020	1	$976,500

Credit Quality Monitoring

The Company’s preferred equity investments that earn interest based on debt-like terms are typically secured by interests in entities that have interests in real estate. The Company evaluates its debt investments at least quarterly and differentiates the relative credit quality principally based on: (i) whether the borrower is currently paying contractual guaranteed preferred equity payments in accordance with its contractual terms; and (ii) whether the Company believes the borrower will be able to perform under its contractual terms in the future, as well as the Company’s expectations as to the ultimate recovery of principal at maturity. The Company considered an investment for which it expects to receive full payment of contractual principal and interest payments as “performing.” As of December 31, 2020, the investment is considered to be performing and no allowance for loan loss has been recorded. In the event that an investment is deemed other than performing, the Company will evaluate the instrument for any required impairment.

Note 5 – Equity Method Investments

As of December 31, 2020, the Company has invested in two separate multifamily properties that are being reported on the equity method. The following table presents certain information about the Company’s investments in equity securities, as of December 31, 2020:

Property Name	Year Invested	Location	Ownership	12/31/20 Value
The Sardinia Group	2018	San Diego, CA	34%	$65,531
DF Summerlyn LLC	2019	Killeen, TX	38%	$1,463,325
Total				$1,528,856

Note 6 – Related Party Arrangements

DF Manager, LLC, Manager

Subject to certain restrictions and limitations, the Manager is responsible for managing the Company’s affairs on a day-to-day basis and for identifying and making investments on behalf of the Company.

The Manager will not be reimbursed for organizational and offering expenses incurred in conjunction with the Offering. The Company will not reimburse the Manager for actual expenses incurred on behalf of the Company in connection with the selection or acquisition of an investment, to the extent not reimbursed by the borrower, whether or not the Company ultimately acquires the investment. The Company will not reimburse the Manager for out-of-pocket expenses paid to third parties in connection with providing services to the Company.

Under various agreements, the Company has engaged or will engage DF Manager, LLC to provide certain services to the Company, including asset management services, asset acquisition and disposition decisions, the sale of the Company’s common shares available for issue, as well as other administrative responsibilities for the Company including accounting services and investor relations. As a result of these relationships, the Company is dependent upon DF Manager, LLC. In the event that these companies were unable to provide the Company with the respective services, the Company would be required to find alternative providers of these services.

DiversyFund, INC, Sponsor

The Sponsor receives an acquisition fee directly from the Company’s real estate investments for sponsoring the acquisition of the asset. The sponsor performs services of sourcing, underwriting, due diligence, investment oversight, arranging debt financing, and execution of the business plan. The Sponsor is entitled to receive an acquisition fee paid at the asset level of up to 8% of the total project cost including acquisition price, construction or capital expenditure budget and insurance and carrying costs. Sponsor is also entitled to receive a financing fee from the asset level of up to 1% of the total debt amount obtained for a project. Sponsor is also entitled to receive an asset management fee of up to 2% of collected rents from a project. In 2020 the Sponsor received financing and acquisition fees totaling $3,017,136 in connection with the acquisitions of 5 new multi-family properties.

Property Name	Date	Acquisition Fee	Financing Fee	Total Sponsor Fee
McArthur Blvd	6/2/2020	$549,842	-	$549,842
Boulevard West	7/27/2020	$927,000	-	$927,000
Woodside	8/28/2020	$590,313	-	$590,313
Cottonwood	10/8/2020	$419,200	$25,500	$444,700
France	12/17/2020	$505,281	-	$505,281
Total		$2,991,636	$25,500	$3,017,136

Executive Officers of our Manager and Sponsor

As of the date of this Annual Report, our executive officers are as follows:

Name	Position
Craig Cecilio	Chief Executive Officer
Alan Lewis	Chief Investment Officer

Craig Cecilio has served as our Chief Executive Officer of our Sponsor and Manager since its inception.

Alan Lewis has served as the Chief Investment Officer of our Sponsor and Manager since its inception.

All equity and debt investments owned by the Company are related parties as they are managed directly by DiversyFund, Inc.

Related Part Receivable

The Company paid $48,550 in 2020 for legal services. The Company was billed $20,222 in 2020, the remaining amount of $28,328 was related to legal services for DF Growth REIT II LLC. This amount is owed back to the Company and will be repaid in 2021.

Note 7 – Commitments and Contingencies

Legal Proceedings

As of December 31, 2020, we were not named as a defendant in any active or pending litigation. However, it is possible that the Company could become involved in various litigation matters arising in the ordinary course of our business. Although we are unable to predict with certainty the eventual outcome of any litigation, management is not aware of any litigation likely to occur that we currently assess as being significant to us.

Note 8 – Distributions

Investor distributions are determined by each shareholders’ investment of record each day during the distribution period.

The table below outlines the Company’s total distributions declared to shareholders and distributions relating to the Sponsor and its affiliates for the year ended December 31, 2020

Distribution Period	Declaration Date	Daily Distribution per Common Share	Annualized Yield	Total Amount of Distribution	Paid/Reinvested as of December 31, 2020	Payment Date
June 1, 2019 through June 30,2019	6/30/2019	0.00133398	5.00%	$7,634	$7,634	7/15/2019
July 1, 2019 through July 31, 2019	7/31/2019	0.00115498	5.00%	$9,591	$9,591	8/15/2019
August 1, 2019 through August 31, 2019	8/31/2019	0.00119106	5.00%	$11,869	$11,869	9/13/2019
September 1, 2019 through September 30, 2019	9/30/2019	0.00127056	5.00%	$14,880	$14,880	10/15/2019
October 1, 2019 through October 31, 2019	10/31/2019	0.00125900	5.00%	$17,654	$17,654	11/14/2019
November 1, 2019 through November 30, 2019	11/30/2019	0.00134947	5.00%	$20,182	$20,182	12/15/2019
December 1, 2019 through December 31, 2019	12/31/2019	0.00297561	10.96%	$59,135	$59,135	1/15/2020
January 1, 2020 through January 31, 2020	1/31/2020	0.00121003	5.00%	$30,477	$30,477	2/14/2020
February 1, 2020 through February 29, 2020	2/28/2020	0.00133652	5.00%	$36,183	$36,183	3/13/2020
March 1, 2020 through March 31, 2020	3/31/2020	0.00126045	5.00%	$42,223	$42,223	4/15/2020
April 1, 2020 through April 30, 2020	4/30/2020	0.00130590	5.00%	$47,679	$47,679	5/15/2020
May 1, 2020 through May 31, 2020	5/31/2020	0.00127588	5.00%	$53,563	$53,563	6/15/2020
June 1, 2020 through June 30, 2020	6/30/2020	0.00128252	5.00%	$62,553	$62,553	7/15/2020
July 1, 2020 through July 31, 2020	7/31/2020	0.00125403	5.00%	$72,179	$72,179	8/14/2020
August 1, 2020 through August 31, 2020	8/31/2020	0.00126094	5.00%	$84,529	$84,529	9/15/2020
September 1, 2020 through September 30, 2020	9/30/2020	0.00131003	5.00%	$97,606	$97,606	10/15/2020
October 1, 2020 through October 31, 2020	10/31/2020	0.00128373	5.00%	$108,921	$108,921	11/13/2020
November 1, 2020 through November 30, 2020	11/30/2020	0.00137317	5.00%	$119,310	$119,310	12/15/2020
December1, 2020 through December 31, 2020	12/31/2020	0.00129568	5.00%	$130,326		1/15/2021
				$1,026,493

(1)	Distributions are paid or reinvested on the 15th of the following month after the distribution period.

Note 9 – Notes Payable

The following table summarizes the terms of notes payable outstanding at December 31, 2020:

Property	Lender	Monthly Debt Service	Interest Rate	Maturity	2020

Unsecured Notes

DiversyFund Park Blvd	DiversyFund Income Fund		14.00% (Fixed Deferred Interest)	4/17/2021	$144,800
					$144,800
Secured Notes

DiversyFund Park Blvd	Socotra Capital Inc	$24,578	9.75% (Fixed)	4/1/2021	$3,025,000
		$8,000
DiversyFund Park Blvd	Tempo Funding Opportunity		24.00% (Fixed)	6/23/2021	400,000
		$8,000
DiversyFund Park Blvd	Tom Calaluca		16.00% (Fixed)	5/18/2021	200,000
		$33,584
McArthur Landing	Standard Insurance Company		4.13% (Fixed)	7/1/2045	6,219,604
		$42,364
Blvd West	StanCorp Mortgage Investors, LLC		3.63% (Fixed)	5/20/2045	8,281,129
		$43,582
Woodside	Keystone Real Estate Income Trust		7.25% (Fixed)	9/1/2022	6,000,000
		$12,766
Cottonwood	StanCorp Mortgage Investors, LLC		3.50% (Fixed)	8/26/2045	2,544,670
		$26,372
France Apartments	Edgewood Mac V LLC		8.75% (Fixed)	12/1/2022	3,500,000
					$30,170,403

Unamortized Loan Costs					$(752,025)
Total Notes Payable					$29,563,178

Unsecured Senior Notes

In 2017, the Company issued a private placement of unsecured senior notes. This senior note has a balance of $144,800 as of December 31, 2020 and is due in 2021. The senior note has a fixed annual interest rate of 14%.

Secured Mortgage Notes

As of December 31, 2020, the Company had $30.2 million outstanding on eight non-recourse mortgage notes. All interest rates on the secured mortgage notes are fixed. Assets with depreciated carrying values of $47.4 million were pledged as security on these mortgage notes payable.

For the year ended December 31, 2020, interest was recorded as follow:

2020
Total interest incurred	$887,183
Interest capitalized	(495,836)
Total interest expense	$391,347

Debt Maturities

Future principal payments due on the Company’s notes payable at December 31, 2020 are as follows:

2021	$5,540,057
2022	8,137,143
2023	446,650
2024	464,335
2025	482,705
Thereafter	14,492,228
$29,563,178

Note 10 – Investment and depreciation in real estate properties

Real estate assets are stated at depreciated cost less impairment, if any. Buildings are depreciated over their estimated useful lives of 30 years. The life of a particular building depends upon a number of factors including whether the building was developed or acquired and the condition of the building upon acquisition. The Company uses the straight-line method for all depreciation and amortization

	Estimated Useful Life	2020
Land		$3,700,000
Operating Real Estate Properties	30 Years	43,707,556
Less Accumulated Depreciation		(471,243)
Total Real Estate, net		$46,936,313

Note 11 – Subsequent Events

Events that occur after the balance sheet date, but before the financial statements were available to be issued, must be evaluated for recognition or disclosure. The effects of subsequent events that provide evidence about conditions that existed at the balance sheet date are recognized in the accompanying financial statements. Subsequent events which provide evidence about conditions that existed after the balance sheet date require disclosure in the accompanying notes. Management has evaluated the activity of the Company through April 28, 2021, the date the financial statements were available to be issued.

DiversyFund Granito LLC

On January 4, 2021, the Company made an additional debt investment of $50,000. In February 2021 the Company invested $65,000. In March 2021 the Company invested $95,000. In April 2021 the Company invested $5,000. As of April 28, 2021, the Company has made a total debt investment of $1,251,500.

DiversyFund Park Blvd., LLC

On January 4, 2021, the Company made an additional equity investment of $20,000. On January 12, 2021, the Company made an additional equity investment of $25,000. In February 2021 the Company invested $80,000. In March 2021 the Company invested $135,000. In April 2021 the Company invested $185,000. As of April 28, 2021, the Company has made a total equity investment of $2,133,668.

201 SW Joan Jefferson Way, LLC

On February 11 2021, the Company acquired Azul Luxury Apartments in Stuart, FL for $7,575,729.

Property Acquisition Deposits

On January 13, 2021, the Company made an additional equity investment of $50,000 into Towne Center Apartments. On February 3, 2021, the Company made an additional equity investment of $50,000 into Village Creek Apartments. On February 12, 2021, the Company made an additional equity investment of $150,000 into Town Center Apartments. On February 25, 2021, the Company made an additional equity investment of $25,000 into Town Center Apartments. On March 1, 2021, the Company made an additional equity investment of $25,000 into Cobble Hill Apartments. On March 19, 2021, the Company made an additional equity investment of $25,000 into Mission Villa Apartments. On March 22, 2021, the Company made an additional equity investment of $50,000 into Village Creek Apartments. On March 30, 2021, the Company made an additional equity investment of $75,000 into Cobble Hill Apartments. On April 1, 2021, the Company made additional equity investment of $75,000 into Cobble Hill Apartments. On April 13, 2021, the Company made additional equity investment of $5,0000 into Village Creek Apartments. On April 19, 2021, the Company made additional equity investment of $75,000 into Mission Villa Apartments. On April 26, 2021, the Company made additional equity investment of $5,0000 into Village Creek Apartments. On April 26, 2021, the Company made additional equity investment of $50,000 into Cobble Hill Apartments. As of April 28, 2021, the Company has made a total equity investment of $1,270,000 for new property acquisitions.

DiversyFund Monterey LLC

On March 11, 2021 the Company made a payment of $110,000 in relation to repaying a Monterey debt. On April 2, 2021 the Company made a payment of $60,000 in relation to repaying a Monterey debt. On April 8, 2021 the Company made a payment of $7,500 in relation to repaying a Monterey debt.

Offering Proceeds

As of April 28, 2021, we had raised total gross offering proceeds of approximately $46,281,542 from settled subscriptions and issued an aggregate of 4,628,154 shares of our common stock. As of April 28, 2021, approximately $3,718,457 in shares remained available for sale to the public pursuant to the Offering.

Note 12 – Miscellaneous Items

On January 30, 2020, the World Health Organization declared the coronavirus outbreak a “Public Health Emergency of International Concern” and on March 10, 2020, declared it to be a pandemic. Actions taken around the world to help mitigate the spread of the coronavirus include restrictions on travel, and quarantines in certain areas, and forced closures for certain types of public places and businesses. The coronavirus and actions taken to mitigate it have had and are expected to continue to have an adverse impact on the economies and financial markets of many countries, including the geographical area in which the Company operates. While it is unknown how long these conditions will last and what the complete financial effect will be to the company, management does not expect the COVID-19 outbreak to have a permanent negative impact on DF Growth REIT’s operations. Additionally, it is reasonably possible that estimates made in the financial statements have been, or will be, materially and adversely impacted in the near term as a result of these conditions, such as impairment losses related to goodwill and other long-lived assets.

Exhibits

The following Exhibits are filed as part of this Annual Report:

Exhibit 1A-2A*	Certificate of Formation
Exhibit 1A-2B*	LLC Agreement – The agreement by and among the Company and all of its members captioned “Limited Liability Company Agreement” and dated August 1, 2018.
Exhibit 1A-2C*	Authorizing Resolution – The resolution adopted by the Manager creating the Class A Investor Shares.
Exhibit 1A-6A*	Investment Agreement – The agreement to be signed by each Investor to acquire a Class A Investor Shares.
Exhibit 1A-6B*	Management Agreement – The agreement captioned “Management Services Agreement” by and between the Company and the Manager dated August 1, 2018.
Exhibit 1A-8*	Escrow Agreement – The Agreement captioned “Escrow Services Agreement” with Prime Trust, LLC.

*	Previously filed and incorporated by reference.

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Signatures

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

DF Growth REIT, LLC

By:	DF Manager, LLC, as Manager

By:	DiversyFund, Inc., as Manager

By	/s/ Craig Cecilio
Craig Cecilio, Chief Executive Officer

Pursuant to the requirements of Regulation A, this report has been signed below by the following persons on behalf of the issuer and in the capacities and on the dates indicated.

/s/ Alan Lewis
Alan Lewis
Director and Chief Investment Officer of DiversyFund, Inc.
April 30, 2021

/s/ Craig Cecilio
Craig Cecilio
Director and Chief Executive Officer of DiversyFund, Inc.
April 30, 2021

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